Mail Stop 3561

April 4, 2008

Jean-Christophe Hadorn
Chief Executive Officer
SES Solar Inc.
129 Route de Saint-Julien
1228 Plan-les-Ouates
Geneva, Switzerland

> **Re: SES Solar Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 26, 2008**
> **File No. 333-140864**

Dear Hadorn:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Executive Compensation, page 38

1. In footnote (1), indicate whether the agreement terminated on December 31, 2007 or was renewed. In this regard, indicate the services provided by Base Consulting and the amount of time Mr. Hadorn spends on the company's business.

Employment Agreements, page 39

2. Indicate the services provided by Daniel Erne and the amount of time he spends on the company's business.

Certain Relationships and Related Transactions, page 42

3. Indicate whether the transaction with SES Switzerland was at arms length. If not, indicate the manner in which the transaction was initiated and the basis for the terms. In addition, indicate whether the transaction was subject to shareholder approval.

4. We note your disclosure relating to the ScanE loans in this section as well as Management's Discussion and Analysis section. Please update this information to indicate the current status in view of the loans maturity dates. If the loans are in default, fully discuss the effects of that action and your plans and intentions in that regard.

5. Provide similar updating and information with regard to the Credit Line Escrow Agreement.

6. Indicate the services performed by Flannel Management and the amount of time they spend on the company's business.

7. Indicate the payment terms of the solar panel transaction with Ms. Erne.

8. Indicate whether each of the related party transactions are on terms at least as favorable to the company as would be available from unaffiliated parties.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Senior Accountant, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Steven M. Kaufman, Esq.
        Hogan & Hartson LLP
        Via Facsimile